Mail Stop 4561

February 11, 2009

Robert S. Armstrong
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, British Columbia V6X 4G5
Canada

> **Re:** **Ritchie Bros. Auctioneers Incorporated**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **File No. 001-13425**

Dear Mr. Armstrong:

We have reviewed your response letter dated January 23, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for Fiscal Year Ended December 31, 2007

General

1.	You state in your response to prior comment number 1 that your Dubai-based subsidiary, Ritchie Bros. Auctioneers (ME) Limited, had hired a U.S. citizen in a "local operations role." Please discuss for us whether the involvement of a U.S. citizen at your Dubai-based subsidiary constitutes a violation of U.S. sanctions.

2.	You also state in your response that citizens or residents of Iran, Syria, or Sudan have purchased equipment at your non-U.S. auctions. Please describe to us the types of equipment you or any of your direct or indirect subsidiaries have provided, directly or indirectly, to Iran, Sudan, or Syria. Certain types of equipment are included in the Department of Commerce's Commerce Control List. Tell us whether, to the best of your knowledge, understanding, and belief, any of the equipment, components, or technology you have provided, directly or indirectly, into Iran, Sudan, or Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, such equipment, components, or technology have been put to military use by Iran, Sudan, or Syria, and discuss any such use of which you are aware. Finally, if you have provided into Iran any equipment, components, or technology that can be put to military use, please discuss for us briefly the applicability of the Iran Freedom Support Act of 2006 to your contacts with Iran.

3.   You state in your response to prior comment number 2 that you have modified your compliance controls "to discontinue conducting any further business transactions involving residents of Iran, Syria and Sudan (along with other U.S. embargoed countries)." This statement raises the possibility that you have had business transactions with Cuba, another country identified by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export control. Please advise us whether you have had business transactions, direct or indirect, involving citizens or residents of, entities located in, or the government of, Cuba. If so, provide us the same information regarding Cuba that we requested regarding Iran, Sudan, and Syria in the first two comments of our letter dated November 26, 2008 and the two preceding comments of this letter.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director at (202) 551-3730 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief